SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 14 March 2016

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Total Voting Rights

14 March 2016
____________________________________________________________________________________

In conformity with Regulation 27 of the Transparency (Directive 2004/109/EC) Regulations 2007, as amended, Bank of Ireland announces that, as at 14 March 2016, Bank of Ireland has in issue 32,363,275,073 units of Ordinary Stock, of nominal value of €0.05 each, with voting rights (the "Ordinary Stock"). Bank of Ireland holds 22,008,690 units of Ordinary Stock in treasury which do not carry voting rights.

The Ordinary Stock in issue figure of 32,363,275,073 should be used by stockholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, Bank of Ireland, under the Transparency (Directive 2004/109/EC) Regulations 2007, as amended, and the Transparency Rules of the Central Bank of Ireland.

Helen Nolan
Group Secretary
+353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 14 March 2016